UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 15, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.         Other Events

Asset Acquisition

22480 Randolph Drive Controlled Subsidiary – Sterling, VA

On November 15, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FRIND-Randolph, LLC (the “22480 Randolph Drive Controlled Subsidiary”) for an initial purchase price of approximately $2,086,000 which is the initial stated value of our equity interest in the 22480 Randolph Drive Controlled Subsidiary (the “22480 Randolph Drive East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 22480 Randolph Drive Controlled Subsidiary for an initial purchase price of approximately $18,770,000 (the “22480 Randolph Drive Interval Fund Investment” and, together with the 22480 Randolph Drive East Coast Opportunistic REIT Investment, the “22480 Randolph Drive Investment”). The 22480 Randolph Drive Controlled Subsidiary used the proceeds of the 22480 Randolph Drive Investment to acquire a fully leased industrial building containing approximately 76,500 square feet of net rentable area on an approximately 6.87-acre site located at 22480 Randolph Drive, Sterling, VA 20166 (the “22480 Randolph Drive Property”). The initial 22480 Randolph Drive Investment was funded with proceeds from our Offering, and the closing of the initial 22480 Randolph Drive Investment and the 22480 Randolph Drive Property occurred concurrently.

The 22480 Randolph Drive Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 22480 Randolph Drive East Coast Opportunistic REIT Investment (the “22480 Randolph Drive Operative Agreements”), we have authority for the management of the 22480 Randolph Drive Controlled Subsidiary, including the 22480 Randolph Drive Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total 22480 Randolph Drive Property purchase price, paid directly by the 22480 Randolph Drive Controlled Subsidiary.

The total purchase price for the 22480 Randolph Drive Property was approximately $20,856,000, or approximately $273 per rentable square foot. We anticipate soft costs and fees of approximately $369,022 for the closing of the acquisition, bringing the total projected project cost for the 22480 Randolph Drive Property to approximately $21,225,122.

The 22480 Randolph Drive Property was delivered in 2005. It was 75% leased to Forward Air for a 5 year term and 25% leased to International Cellars for a 3 year term at acquisition. We have budgeted for lease up costs in year three presuming the International Cellars tenant vacates. No financing was used for the acquisition of the 22480 Randolph Drive Property; however, financing may be pursued at a later date.

The 22480 Randolph Drive Property is located on approximately 6.87 acres of improved land at 22480 Randolph Drive, Sterling, VA, in Howard County. The 22480 Randolph Drive Property is located in the Dulles submarket, is approximately 29 miles from Baltimore, MD and 30 miles from Washington, D.C. The 22480 Randolph Drive Property is located less than 10 miles from I-66 and less than one mile from VA-267, which offers linkages to I-495 and I-270.

The following table contains underwriting assumptions for the 22480 Randolph Drive Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
22480 Randolph Drive	6.0%	4.25%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 19, 2021